SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SUMMARY OF THE DECISIONS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLIClY-HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B), informs its shareholders and the market in general that in attention to the provisions of item VIII of article 22 of CVM Resolution 80, of March 29, 2022, makes available to the Shareholders and to the market in general, the Summary of the Decisions taken at the 63rd Annual Shareholders' Meeting ("63rd AGM"), held on this date.

The Shareholders present at the 63rd AGM decided to:

1.	To approve, by majority vote, the accounts of the directors, the Management Report and the Complete Annual Financial Statements of the Company for the fiscal year ending December 31, 2022, in accordance with the Management Proposal dated March 28, 2023 and the Call Notice.

2.	To approve, by majority vote, the Company's management proposal for the allocation of income for the fiscal year ending December 31, 2022 and the distribution of dividends, under the terms of the Management Proposal dated March 28, 2023 and the Call Notice.

3.	To approve, by majority vote, the annual global compensation for the managers, the members of the Board of Directors' advisory committees and the members of the Fiscal Council for the period from April 2023 to March 2024, under the terms of the Management Proposal dated March 28, 2023 and the Call Notice.

4.	A request for installation of the Fiscal Council was registered, which was submitted by shareholders making up the quorum required for such request, under the terms of article 161, paragraph 2 of Law 6,404, of December 15, 1976, as amended, regulated by article 4 of CVM Resolution 70, of March 22, 2022.

Considering the installation of the Fiscal Council, the Shareholders present at the 63rd AGM also decided to:

5.	To approve, by unanimous vote, the composition of the Fiscal Council by 5 effective members and an equal number of alternate members, within the limit provided for in article 43 of the Company's Bylaws, with a term of office until the Company's Annual General Meeting that resolves on the management accounts and financial statements for the fiscal year ending December 31, 2023 ("2024 Annual General Meeting").

6.	To approve, by a majority of the holders of the Company's preferred shares, pursuant to paragraph 1 of article 43 of the Company's Bylaws, in a separate vote, the election of the following member and respective substitute to the Company's Fiscal Council, with a term of office until the 2024 Annual General Meeting.

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

•	Mr. Gisomar Francisco de Bittencourt Marinho, for the position of full member of the Company's Fiscal Council; and Mr. Paulo Roberto Franceschi, as his alternative.

7.	To approve, by a majority of the Company's common stockholders, the election in a majority vote, of the remaining vacancies of the Fiscal Council, of the following members of the Company's Fiscal Council, with a term of office until the 2024 Annual General Meeting:

•	Mr. José Raimundo dos Santos, for the position of full member of the Company's Fiscal Council; and Mr. Paulo Roberto Bellentani Brandão, as his alternate.
•	Mr. Carlos Eduardo Teixeira Taveiros, for the position of sitting member of the Company's Fiscal Council; and Mrs. Rochana Grossi Freire, as his alternate.
•	Mr. Marcos Barbosa Pinto, to the position of titular member of the Company's Fiscal Council; and Mr. Rafael Rezende Brigolini, as his alternate.
•	Mr. Marcelo Souza Monteiro, as a sitting member of the Company's Fiscal Council; and Mr. Ricardo Bertucci, as his alternate.

Additional Information. The Management Proposal, dated March 28, 2023, and the Call Notice may be obtained at the website: https://ri.eletrobras.com/en/information/calls-and-minutes/ ..

Rio de Janeiro, April 27, 2023.

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.